SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of November, 2011

CAMELOT INFORMATION SYSTEMS INC.
Beijing Publishing House
A6 North Third Ring Road
Xicheng District, Beijing 100120
The People’s Republic of China
Tel: +(86-10) 5810-0888

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      ✓                       Form 40-F  ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes           _____                     No                   ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.)

N/A

This Form 6-K consists of:

A press release regarding unaudited 2011 third-quarter financial results of Camelot Information Systems Inc. (the “Registrant”), made by the Registrant on November 30, 2011.

Company Contacts:
Camelot Information Systems Inc.
Mr. Franklin King, Interim Chief Financial Officer
Tel: +86 (10) 8201 9008
E-mail: investors@camelotchina.com

Ms. Jojo Guo, Investor Relations Manager
Tel: +1 (646) 371-6533
E-mail: investors@camelotchina.com

Investor Relations Contacts:
CCG Investor Relations
Mr. Crocker Coulson, President
Tel: +1 (646) 213-1915
E-mail: crocker.coulson@ccgir.com

Mr. John Harmon, CFA, Sr. Acct. Mgr.
Tel: +86 (10) 6561 6886 x807 (Beijing)
E-mail: john.harmon@ccgir.com

For Immediate Release:

Camelot Information Systems Inc. Announces Unaudited Third-Quarter 2011 Financial Results

BEIJING, November 30, 2011 -- Camelot Information Systems Inc. (“Camelot” or the “Company”) (NYSE: CIS), a leading domestic provider of enterprise application services and financial industry information technology services in China, today announced unaudited financial results for the third quarter ended September 30, 2011.

THIRD-QUARTER 2011 FINANCIAL AND OPERATING HIGHLIGHTS

•	Net revenues increased 1.9% year-over-year to $54.5 million in the third quarter of 2011, as compared to $53.5 million in the year-ago quarter

•	Adjusted operating loss1 was $0.3 million, as compared to operating income of $11.7 million in the year-ago quarter

•	U.S. GAAP net loss attributable to Camelot was $46.5 million, compared to U.S. GAAP net income attributable to Camelot of $6.9 million in the year-ago quarter

•
The Company performed impairment tests on intangible assets and goodwill in the quarter, resulting in non-cash charges of $8.6 million and $21.5 million, respectively.  The Company also recorded a $2.7 million provision for accounts receivable in the quarter

•	Share-based compensation was $14.4 million in the quarter, with the increase primarily due to the repricing of employee stock options

•	In the third quarter, the Company repurchased a total of 1.9 million ADSs for a total price of $11.4 million

•
On September 1, 2011 the Company was presented the 2011 Best Ecosystem Partner Award by SAP AG, and Dimension, one of the Company’s subsidiaries, was presented the 2011 Best Business All-in-One High Tech Industry Solution Award

_____________________________

1.	For more information about the adjusted (i.e. non-GAAP) financial measures contained in this press release, please see “Use of Non-GAAP Financial Measures” below.

Mr. Simon Ma, Camelot’s Chairman and Chief Executive Officer, commented, “We are clearly dissatisfied with our third-quarter results, which were affected by the disruption to our business from the departure of team members of our Agree subsidiary, thereby interrupting our ability to deliver and engage new contracts.  We have subsequently taken on the challenge to transform our FIS business line into a fully integrated business that offers a broader solution platform. Additionally, we have modified our company-wide retention program, and our projects are fully staffed again.”

“We believe Camelot’s wide range of industry solutions and broad China coverage position us to benefit from major future investment programs in both the public and financial sectors.  Although Camelot has experienced growing pains during the past couple of quarters, we are confident that our young, enthusiastic team can capture many future promising opportunities.  We will continue to devote our efforts towards regaining our investors’ and customers’ trust and turn this temporary disruption into an opportunity to position Camelot for the next phase of growth,” continued Mr. Ma.

Third-Quarter 2011 Financial Results

Net revenues in the third quarter ended September 30, 2011 increased 1.9% to $54.5 million from $53.5 million in the year-ago quarter and declined 8.3% from $59.4 million in prior quarter.  Enterprise Application Services (EAS) revenues increased 18.0% year-over-year to $41.1 million in the quarter but declined slightly from the prior quarter.  EAS revenues amounted to 75.5% of net revenues in the quarter.  Financial Industry IT Services (FIS) revenues decreased 28.5% year-over-year and declined 23.5% sequentially to $13.3 million, mainly due to the disruption to project deliveries and new contract signing caused by the departure of team members at a subsidiary and due to business hesitation ahead of the upcoming Taiwan national elections. FIS accounted for the remaining 24.5% of the quarter’s revenues.

GAAP cost of revenues increased 28.5% to $43.7 million from $34.0 million in the year-ago quarter.  Adjusted cost of revenues increased 24.5% to $41.8 million from $33.6 million in the year-ago quarter. Adjusted cost of revenues excludes $1.4 million of share-based compensation, primarily resulted from stock-option repricing.

GAAP gross profit decreased 44.6% to $10.8 million in the quarter from $19.5 million in the year-ago quarter.  Adjusted gross profit decreased 36.4% to $12.6 million from $19.9 million in the year-ago quarter, primarily due to lower utilization of an expanded IT professional team.  GAAP gross margin was 19.8% in the quarter, compared to 36.4% in the year-ago quarter.  Adjusted gross margin was 23.2%, as compared to 37.2% in the year-ago quarter.

GAAP operating expenses were $57.2 million in the third quarter of 2011, compared to $11.2 million in the year-ago quarter.  GAAP operating expenses include $13.0 million of share-based compensation expense, which includes approximately $11.8 million from stock-option repricing.

The Company performed impairment tests of intangible assets and goodwill in the third quarter, resulting in non-cash charges of $8.6 million and $21.5 million, respectively, primarily due to recent business challenges and the macro economic environment.  The Company also reviewed accounts receivable aged over one year and recorded a $2.7 million provision in the quarter.  These impairments and provisions are also included under GAAP operating expenses.

Adjusted operating expenses were $13.0 million, representing a 59.9% increase over the year-ago quarter.  The increase was primarily attributable to higher SG&A expenses from expanding the sales and marketing team.  The GAAP operating loss was $46.3 million, compared to an operating income of $8.3 million in the year-ago quarter.  Adjusted operating loss was $0.3 million, compared to the adjusted operating income of $11.7 million in the year-ago quarter.

GAAP net loss attributable to Camelot for the third quarter of 2011 was $46.5 million, or a loss of $1.05 per diluted ADS, compared to net income of $6.9 million in the year-ago quarter, or a net income of $0.16 per diluted ADS.  Adjusted net loss attributable to Camelot for the third quarter of 2011 was $0.5 million, or a loss of $0.01 per diluted ADS, versus net income of $10.4 million in the year-ago quarter, or $0.23 per diluted ADS.

Balance Sheet and Cash Flow

As of September 30, 2011, the Company had $89.2 million in cash, cash equivalents, and term deposits, compared to $140.5 million cash, cash equivalents, and term deposits as of December 31, 2010, and the decrease was mainly due to an operating cash outflow of $18.4 million, $18.2 million paid for acquisitions of Dimension, Tansun, Agree and Red River Valley and $14.4 million used to repurchase ordinary shares.

In the third quarter of 2011, the Company repurchased a total of 1.9 million ADSs for a total price of $11.4 million.

Days’ sales outstanding2 (“DSO”) were 175 days for the third quarter of 2011, attributable to delays in invoicing due to the disruption in the FIS business line.

Employees

As of September 30, 2011, the Company’s headcount totaled 4,566, which included 3,885 information technology (IT) professionals. Of the IT professionals, EAS employee headcount was 2,074, and FIS employee headcount was 1,811, as of September 30, 2011.

Recent Events

On August 31, 2011, the Company announced the availability of a new Enterprise Payment System and that it had secured its first customer.

_____________________________

2.
Calculated by dividing average accounts receivable, net of deferred revenue, by rolling gross revenues before business tax and related surcharges, and multiplying by 360 days. Rolling gross revenues is for the 12 months ended September 30, 2011.

On September 6, 2011, the Company announced that SAP AG had been awarded Camelot the 2011 Best Ecosystem Partner Award and that Dimension, one of our subsidiaries had been awarded the 2011 Best Business All-in-One High Tech Industry Solution Award.

On September 30, 2011, the Company announced that its Chairman and CEO, Mr. Simon Ma, and its President, Ms. Heidi Chou, had, solely due to market conditions and pursuant to margin calls, divested a total of 3,981,153 ADSs, or 15,924,612 shares.

On October 14, 2011, the Company announced the appointment of two new independent directors, Mr. Qian Zhao and Mr. Jian Wang, and that two directors, Mr. Ajit Bhushan and Mr. Dipak K. Rastogi, had resigned from the Board to focus on their own business activities.

On November 10, 2011, the Company announced that Chief Financial Officer, Mr. Gordon Lau, had resigned for personal reasons, and that Mr. Franklin King had been appointed as Interim Chief Financial Officer.

Business Outlook

Full-Year 2011 Guidance
For full-year 2011, Camelot expects net revenues of approximately $225 million, representing a 16.7% increase from the prior year.  This figure implies net revenues of $57.6 million for the fourth quarter of 2011.

In addition, Camelot expects full-year 2011 adjusted net income attributable to Camelot to be approximately $14.0 million, representing a 55.6% decrease from the prior year.  This figure implies adjusted net income of $1.4 million for the fourth quarter of 2011.  Based on 47.2 million and 49.6 million weighted average ADSs outstanding for the fourth quarter and full-year 2011, respectively, Camelot expects adjusted diluted earnings per ADS2 to amount to approximately $0.03 and $0.28, respectively.  Adjusted diluted earnings per ADS2 were $0.23 in the fourth quarter of 2010 and $0.76 for full-year 2010.

Conference-Call Information

Camelot’s management will host a conference call at 08:00 a.m. (U.S. Eastern Standard Time) / 05:00 a.m. (U.S. Pacific Standard Time) / 21:00 p.m. (Beijing / Hong Kong time) on Wednesday, November 30, 2011 to discuss the Company’s third-quarter 2011 financial results and provide a business update.

The conference call may be accessed by calling:

US Toll free:	866.314.4483
US Toll / International:	617.213.8049
Hong Kong toll free:	800.96.3844
HK Toll:	852.3002.1672

UK toll free:	08082347616
UK toll:	44.207.365.8426
South China toll free / China Telecom:	10 800 130 0399
South China toll free / China Netcom:	10 800 852 1490
North China toll free / China Telecom:	10 800 152 1490
China toll:	86 4008811630
Taiwan toll free:	00801148420

Passcode: 66117693

Please dial in approximately 10 minutes before the scheduled time of the call.

A replay of the conference call may be accessed by phone at the following numbers until Wednesday, December 7, 2011:

US Toll free:	888-286-8010
US Toll / International:	617-801-6888
Passcode: 79095518

A live webcast of the conference call and recording of the conference call will be available on the investor relations page of Camelot’s website at www.camelotchina.com.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement the unaudited consolidated financial statements presented in accordance with U.S. GAAP, Camelot uses the non-GAAP (“adjusted”) financial measures of gross profit and margin, operating expenses, operating income and margin, net income attributable to Camelot Information Systems Inc. and margin, and diluted earnings per share and diluted earnings per ADS, which are adjusted from results based on U.S. GAAP to exclude share-based compensation, acquisition-related intangible amortization, and changes in fair value of contingent consideration. The non-GAAP financial measures are provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of our current financial performance and prospects for the future.  The non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results.  In addition, our calculation of the non-GAAP financial measures may differ from the calculations used by other companies, and therefore comparability may be limited.

STATEMENT REGARDING UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

ABOUT CAMELOT INFORMATION SYSTEMS INC.

Camelot is a leading domestic provider of enterprise application services and financial industry information technology (“IT”) services in China, focusing on the high end of the IT value chain. The Company is the largest domestic provider of SAP-based Enterprise Resource Planning services in China as measured by 2009 revenue and by number of SAP consultants as of December 31, 2009. Camelot also operates in other areas of the Asia Pacific region, including Taiwan and Japan. The Company provides services to a wide range of industries, including financial services, resources and energy, manufacturing and automobile, technology, as well as telecommunication, media and education.

SAFE HARBOR

This press release contains statements that may constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve a number of risks and uncertainties that could cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies, the Company’s ability to attract and retain skilled professionals, the market of IT services in China, the wages of IT professionals, the Company’s ability to serve, retain, and attract customers. Further information regarding these and other risks is included in Camelot’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Camelot does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

– financial tables follow –

CAMELOT INFORMATION SYSTEMS INC.
Condensed Consolidated Balance Sheets (Unaudited)
(U.S. Dollars in Thousands, Except per Share Data)

	September 30, 2011	December 31, 2010
Assets
Current assets
Cash and cash equivalents	$54,287	$140,356
Term deposits	34,920	160
Restricted cash	12,521	6,932
Billed accounts receivable	34,752	43,072
Unbilled accounts receivable	108,757	62,624
Other current assets	13,420	14,073
Total current assets	258,657	267,217
Property and equipment, net	4,779	4,680
Goodwill and other intangible assets	46,517	67,860
Other long-term assets	2,072	1,708
Total assets	312,025	341,465

Liabilities and shareholders' equity
Consideration payable in connection with business acquisition and debt extinguishment
	–	15,594
	5,969	–
Other current liabilities	70,804	64,442
Total current liabilities	76,773	80,036
Contingent consideration in relation to acquisition	2,719	2,307
Other non-current liabilities	4,461	5,845
Total liabilities	83,953	88,188

Shareholders’ equity(a)	228,072	253,277
Total liabilities and shareholders' equity	312,025	341,465

Note:  (a) As of Septembser 30, 2011, there were 182,762,475 ordinary shares issued and 175,738,475 outstanding.

CAMELOT INFORMATION SYSTEMS INC.
Condensed Consolidated Statements of Operations (Unaudited)
(US Dollars in Thousands, Except per Share Data)

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
Net revenues	$54,462	$53,470	$167,430	$132,852
Cost of revenues(1)(2)	(43,662)	(33,985)	(123,733)	(91,174)
Gross profit	10,800	19,485	43,697	41,678
Selling and marketing(1)(2)	(6,704)	(3,588)	(15,944)	(8,348)
General and administrative(1)(2)	(18,718)	(6,191)	(32,853)	(15,762)
Research and development costs	(1,461)	(632)	(3,608)	(1,587)
Changes in fair value of contingent consideration for acquisition	(317)	(802)	(1,227)	(2,108)
Impairment of intangible assets	(8,552)	–	(8,552)	–
Impairment of goodwill	(21,457)	–	(21,457)	–
Total operating expense	(57,209)	(11,213)	(83,641)	(27,805)
Government subsidies	62	–	66	–
Income (Loss) from operations	(46,347)	8,272	(39,878)	13,873
Interest expenses	(251)	(95)	(746)	(333)
Interest income	257	190	718	250
Income (Loss) before provisions for income tax	(46,341)	8,367	(39,906)	13,790
Income tax expense	(236)	(1,463)	(1,492)	(2,455)
Net Income (loss)	(46,577)	6,904	(41,398)	11,335
Noncontrolling interest	74	7	113	(19)
Net Income (loss) attributable to Camelot Information Systems Inc.(3)	$(46,503)	$6,911	$(41,285)	$11,316

Earnings (loss) per share
Basic-ordinary shares	$(0.26)	$0.04	$(0.23)	$0.08
Diluted-ordinary shares	$(0.26)	$0.04	$(0.23)	$0.07

Earnings (loss) per ADS
Basic-ADSs	$(1.05)	$0.18	$(0.92)	$0.30
Diluted-ADSs	$(1.05)	$0.16	$(0.92)	$0.28

Weighted average shares outstanding
Basic-ordinary shares	177,600,079	155,970,950	180,272,281	112,611,866
Diluted-ordinary shares	177,600,079	177,399,720	180,272,281	156,700,099

Weighted average ADSs outstanding
Basic-ADSs	44,400,020	38,992,738	45,068,070	28,152,966
Diluted-ADSs	44,400,020	44,349,930	45,068,070	39,175,025

(1)    Includes the following amounts of share-based compensation expenses for the periods indicated

	Three Months Ended Sept. 30,		Nine Months Ended Sept. 30,
	2011	2010	2011	2010
Cost of revenues	$1,379	$28	$1,435	$108
Selling and marketing	3,463	98	6,603	198
General and administrative	9,509	1,148	10,317	1,902
Total share-based compensation expenses	$14,351	$1,274	$18,355	$2,208

(2)	Includes the following amounts of amortization expense related to intangible assets acquired for business combination for the periods indicated

	Three Months Ended Sept. 30,		Nine Months Ended Sept. 30,
	2011	2010	2011	2010
Cost of revenues	$467	$364	$1,383	$1,406
Selling and marketing	809	1,014	2,686	3,298
General and administrative	70	–	207	–
Total acquisition-related intangible amortization expenses	$1,346	$1,378	$4,276	$4,704

(3)
The following table sets forth the reconciliation of our adjusted net income attributable to Camelot Information Systems Inc. to the U.S. GAAP net income attributable to Camelot Information Systems Inc.

	Three Months Ended Sept. 30,		Nine Months Ended Sept. 30,
	2011	2010	2011	2010
Net income(Loss) attributable to Camelot Information Systems Inc. (U.S. GAAP)	$(46,503)	$6,911	$(41,285)	$11,316
Share-based compensation	14,351	1,274	18,355	2,208
Acquisition-related intangible amortization	1,346	1,378	4,276	4,704
Changes in fair value of contingent consideration	317	802	1,227	2,108
Impairment of intangible assets	8,552	–	8,552	–
Impairment of goodwill	21,457	–	21,457	–
Total adjusted amounts	46,023	3,454	53,867	9,020
Adjusted net income (loss)attributable to Camelot Information Systems Inc.	$(480)	$10,365	$12,582	$20,336

CAMELOT INFORMATION SYSTEMS INC.
Condensed Consolidated Statements of Cash Flows (Unaudited)
(U.S. Dollars in Thousands)

	Three Month Periods Ended Sept. 30,		Nine Month Periods Ended Sept. 30,
	2011	2010	2011	2010
Cash flow from operating activities:
Net income (loss)	$(46,577)	$6,904	$(41,398)	$11,335
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation of property and equipment	266	220	818	671
Amortization of intangible assets	1,396	1,428	4,422	4,861
Deferred income taxes	(1,718)	(182)	(2,126)	(309)
Impairment of intangible assets	8,552	–	8,552	–
Impairment of goodwill	21,457	–	21,457	–
Provision for account receivable	2,717	–	2,717	18
Provision for other current assets	–	–	1,231	–
Share-based compensation	14,351	1,274	18,355	2,208
Gains on disposal of property and equipment	2	3	9	(1)
Change in fair value of contingent consideration for acquisition	317	802	1,227	2,108
Changes in operating assets and liabilities:
Accounts receivable	(12,022)	(11,941)	(32,236)	(30,983)
Other assets	1,140	(858)	(1,464)	(1,934)
Accounts payable	(2,095)	(125)	(2,084)	3,758
Other liabilities	4,622	5,504	2,079	5,130
Net cash used in operating activities	(7,592)	3,029	(18,441)	(3,138)

Cash flows from investing activities:
Term deposits	(34,403)	(2)	(34,443)	143
Restricted cash	915	577	(5,260)	432
Repayment of loan to unrelated parties	–	–	–	(55)
Proceeds from disposal of property and equipment	–	(106)	18	(826)
Purchase of property and equipment	(146)	(18)	(664)	(2)
Purchase of intangible assets	(78)	–	(78)	(63)
Purchase of businesses, net of cash acquired	–	(5,899)	(11,430)	(8,359)
Net cash provided by (used in) investing activities	(33,712)	(5,448)	(51,857)	(8,731)

Cash flows from financing activities:
Proceeds from bank borrowing	165	373	7,832	1,897

Repayment of bank borrowing	(318)	(2,077)	(3,758)	(4,934)
Repurchase of ordinary shares	(11,434)	–	(14,415)	–
Proceeds from initial public offering	–	93,367	(964)	92,802
Payment of contingent consideration and deferred consideration for business acquisitions	(2,048)	–	(6,773)	(4,249)
Payment and reimbursement of follow-on offering expenses, net	(223)	–	275	–
Proceeds from stock option exercises	91	–	1,294	–
Net cash provided by (used in) financing activities	(13,767)	91,663	(16,509)	85,516

Effect of foreign exchange rate changes	126	1,291	738	1,525

Net increase (decrease) in cash and cash equivalents	(54,945)	90,535	(86,069)	75,172
Cash and cash equivalents, beginning of period	109,232	18,457	140,356	33,820
Cash and cash equivalents, end of period	$54,287	$108,992	$54,287	$108,992

CAMELOT INFORMATION SYSTEMS INC.
Reconciliations of Adjusted Financial Measures to Comparable GAAP Measures
(U.S. Dollars in Thousands, Except per Share Data and Percentages)

	Three Months Ended September 30, 2011					Three Months Ended September 30, 2010
	GAAP	Adjustments		Adjusted		GAAP	Adjustments		Adjusted
Cost of revenues	$43,662	(1,846)	(a)	$41,816		$33,985	(392)	(a)	$33,593
Gross profit	10,800	1,846	(a)	12,646		19,485	392	(a)	19,877
Operating expenses	57,209	(44,177)	(a)	13,032		11,213	(3,062)	(a)	8,151
Operating income (loss)	(46,347)	46,023	(a)	(324)		8,272	3,454	(a)	11,726
Net income (loss)	(46,503)	46,023	(a)(d)	(480)		6,911	3,454	(a)	10,365
Net gross margin	19.8%	3.4%	(b)	23.2%		36.4%	0.7%	(b)	37.2%
Net operating margin	(85.1% )	84.5%	(a)	(0.6%	)	15.5%	6.5%	(a)	22.0%
Net margin	(85.4% )	84.5%	(a)	(0.9%	)	12.9%	6.5%	(a)	19.4%
Diluted EPS	$(0.26)	$0.26	(c)	$0.003		$0.04	$0.02	(c)	$0.06

	Nine Months Ended September 30, 2011					Nine Months Ended September 30, 2010
	GAAP	Adjustments		Adjusted		GAAP	Adjustments		Adjusted
Cost of revenues	$123,733	(2,818)	(a)	$120,915		$91,174	(1,514)	(a)	$89,660
Gross profit	43,697	2,818	(a)	46,515		41,678	1,514	(a)	43,192
Operating expenses	83,641	(51,049)	(a)	32,592		27,805	(7,506)	(a)	20,299
Operating income (loss)	(39,878)	53,867	(a)	13,989		13,873	9,020	(a)	22,893
Net income (loss)	(41,285)	53,867	(a)(d)	12,582		11,316	9,020	(d)	20,336
Net gross margin	26.1%	1.7%	(b)	27.8%		31.4%	1.1%	(b)	32.5%
Net operating margin	(23.8% )	32.2%	(a)	8.4%		10.4%	6.8%	(a)	17.2%
Net margin	(24.7% )	32.2%	(a)	7.5%		8.5%	6.8%	(a)	15.3%
Diluted EPS	$(0.23)	$0.29	(c)	$0.06		$0.07	$0.06	(c)	$0.13

Notes:

(a)
The non-GAAP adjustments include share-based compensation expenses and amortization expense related to intangible assets acquired for business acquisition, where were presented in the notes (1) and (2) below Condensed Consolidated Statements of Operations (Unaudited) for the reconciliation process.

(b)
Adjustment to exclude acquisition-related intangible assets amortization expense and share-based compensation recorded in cost of sales, $1,846, $392, $2,818 and $1,514 for three-month periods ended September 30, 2011 and 2010, and the nine-month periods ended September 30, 2011 and 2010, respectively. In addition, adjustments for the three and nine-month periods ended September 30, 2011 exclude impairment of goodwill and intangible assets, amounting to $21,457 and $8,552, respectively.

(c)
Adjusted diluted EPS is computed by dividing adjusted net income attributable to Camelot Information Systems Inc. by the weighted average number of diluted ordinary shares outstanding used in computing the GAAP diluted EPS for the respective periods.

(d)	Net income refers to net income attributable to Camelot.

###

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Camelot Information Systems Inc.

By:	/s/ Yiming MA
Name:	Yiming MA
Title:	Chief Executive Officer

Date: November 30, 2011